[GRAPHIC OMITTED]
DrinkerBiddle&Reath
               LLP

                                                       Michelle M. Lombardo
                                                       215-988-2867 Direct
                                                       michelle.lombardo@dbr.com

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       One Logan Square
  18th & Cherry Streets
       Philadelphia, PA
             19103-6996

         (215) 988-2700
     (215) 988-2757 fax
  www.drinkerbiddle.com

             CALIFORNIA
               DELAWARE
               ILLINOIS
             NEW JERSEY
               NEW YORK
           PENNSYLVANIA
        WASHINGTON D.C.
              WISCONSIN

       ESTABLISHED 1849



September 24, 2009

VIA EDGAR TRANSMISSION

Kimberly Browning, Esquire
Securities and Exchange Commission
Judiciary Plaza
100 F Street, NE
Washington, DC 20549

RE:      ALLEGIANT FUNDS POST-EFFECTIVE AMENDMENT NO. 82
         (REGISTRATION NOS. 33-00488/811-4416)
         ------------------------------------------------

Dear Ms. Browning:

         The following summarizes and responds to the SEC staff's comments to Post-Effective Amendment No. 82 ("PEA No.82") to the Registration Statement on Form N-1A of Allegiant Funds ("Registrant"), which was filed on June 17, 2009, to register three new portfolios of Registrant (i.e., the Diversified Real Estate Fund, Maryland Tax Exempt Bond Fund and Tax Exempt Limited Maturity Bond Fund (each, a "Fund" and collectively, the "Funds")). Changes are planned to be reflected in a definitive filing pursuant to Rule 485(b) under the Securities Act of 1933.


A.       PROSPECTUSES

1. COMMENT: Delete the Fund Summary section (Item 1.5) since no disclosure should come before Item 1 and Item 2 of Form N-1A. Provide a narrative description of the identified principal risks as required by Item 2.

         RESPONSE: Registrant respectfully declines the comments. Registrant believes that the additional information in the Fund Summary section is helpful to shareholders and it is de minimis, a few sentences. With respect to providing a narrative description of the principal risks in each principal strategy, Registrant cross-references to the narrative description of the risks, including a page reference. Registrant believes it is repetitive to repeat the full description of each risk instead of providing the narrative description of a risk once, under a section titled "More Information About Principal Risks" which is directly after its Form N-1A Item 3 disclosure.

2. COMMENT: Will the Diversified Real Estate Fund invest in foreign REITs? What percentage in foreign REITs and what percentage in other types of foreign investments? Describe non-REIT foreign investments.

         RESPONSE: Registrant recently decided not to proceed with the Diversified Real Estate Fund and will not include this Fund in the 485(b) filing.

3. COMMENT: Delete footnote to expense table that states Total Annual Fund Operating Expenses are estimated based on expenses expected to be incurred in the current fiscal year.

         RESPONSE: Comment taken. The sentence will be deleted. We will add a sentence that fees have been restated to reflect current fees and expenses. We will add this statement because the expenses of the acquiring fund (the Registrant) are different than the expenses of the selling fund.

4. COMMENT: With respect to the fee tables in the Class A and Class C Prospectus, confirm that the 12b-1 fee is fixed at a lesser amount than the maximum 0.10% under the 12b-1 Plan.

         RESPONSE: Confirmed. The language will be revised as follows:
Distribution (12b-1) Fees have been restated to limit the maximum fees to be incurred by each Fund's Class A Shares during the current fiscal year.


5. COMMENT: For the Maryland Tax Exempt Bond Fund, third paragraph in "Principal Investment Strategies" has a sentence that states "the Fund will invest in securities of varying maturity." Does this apply to the 80% basket or just the 20% basket in other assets?

         RESPONSE: All securities in the Fund will have varying maturities. The sentence will be moved to the first paragraph under "Principal Investment Strategies" to better clarify this.

6. COMMENT: For the Maryland Tax Exempt Bond Fund, add disclosure on resetting the term or principal payment.

         RESPONSE: The investment adviser has confirmed that the bonds the Fund invests in described in the principal strategy section do not reset the term or principal payment. Registrant notes that floating rate securities, which reset, are disclosed in the Statement of Additional Information.

7. COMMENT: For the Maryland Tax Exempt Bond Fund and the Tax Exempt Limited Maturity Bond Fund, Registrant discloses that the Fund will generally purchase obligations in the top four rating categories. Identify the rating agencies the Registrant relies upon. Also add disclosure, if applicable, that the Funds will invest in unrated bonds if approved by the Adviser.

         RESPONSE: The Registrant declines to name the rating agencies but will revise the disclosure to add a reference to "nationally recognized statistical rating organization" ("NRSRO") and to add disclosure concerning investment in unrated bonds approved by the investment adviser as follows: The Fund will generally purchase investment grade debt municipal obligations in one of the four highest rating categories of credit quality rated by at least one nationally recognized statistical rating organization ("NRSRO") or, if unrated, determined by the Adviser to be of comparable quality.


8. COMMENT: For the Tax Exempt Limited Maturity Bond Fund, the end of the first sentence under Principal Investment Strategies states "the Fund will maintain a dollar-weighted average portfolio maturity of between one and five years." This seems inconsistent with the middle sentence in the second paragraph that states "[t]he Fund will invest in securities of varying maturity, but generally will favor those with short to medium maturities." Explain inconsistency or correct.

         RESPONSE: Registrant will revise the disclosure so that the sentences are closer together. Registrant does not believe the sentences are inconsistent. Although the dollar-weighed average portfolio maturity is between one and five years, the Fund may invest in securities of varying maturity. The phrase "the Fund will invest in securities of varying maturity" is qualified by "but generally will favor those with short to medium maturities" which is consistent with the first sentence that states maturities will normally range between one and five years.

9. COMMENT: For the Maryland Tax Exempt Bond Fund and the Tax Exempt Limited Maturity Bond Fund, the objective needs to be fundamental under Rule 35(d)(1). Please add disclosure.

         RESPONSE: The disclosure is currently in the SAI. Registrant will make the requested change to the prospectuses.

10. COMMENT: Confirm each principal risk under "More Information About Principal Risks" is also listed in the Principal Risks Item 2 disclosure in the beginning of the prospectus.

         RESPONSE:  Confirmed.

11. COMMENT: Confirm that each principal strategy has a corresponding risk listed.

         RESPONSE:   Confirmed.

12. COMMENT: With respect to the section "How we calculate NAV" in the prospectus, in the fourth paragraph, disclose the entity that determines if market prices are unreliable. Also, please revise sentence to disclose the Adviser fair values the securities under the supervision of the Board.

         RESPONSE: Registrant will add disclosure to indicate that unreliable market prices are determined by the Adviser. Registrant will not add disclosure that the Board supervises fair valuation since this may be misleading. The Investment Company Institute white paper on fair valuation entitled "The Role of the Board" states that "[w]hile the board is ultimately responsible for the fair valuation process, that responsibility does not necessarily mean that the board itself must make fair value determinations." (Page 2 of White Paper). The phrase "supervision" may incorrectly imply otherwise to shareholders.

13.      COMMENT: What is Appendix A in response to in Form N-1A?

         RESPONSE: The reference to Appendix A will be deleted.

14. COMMENT: Change the heading "More Information about Fund Investments" to "More Information about Fund Non-Principal Investments."

         RESPONSE: The requested change will not be made. Registrant believes that the heading "More Information About Principal Investment Strategies" followed by "More Information about Fund Investments" clarifies that the second heading is not "principal" since "principal" is used in the preceding heading.

15. COMMENT: In the section "More Information About Fund Investments," Registrant discloses that the Diversified Real Estate Fund may lend its portfolio securities. Does it do so? If so, why? Also, how is proxy voting handled - will securities be recalled from the lender in the event of a proxy?

         RESPONSE: As noted in comment 2 above, the Diversified Real Estate Fund will not be offered. In addition, Registrant does not believe adding information on whether it will vote proxies on securities that are loaned is required in a prospectus.


B.       STATEMENT OF ADDITIONAL INFORMATION ("SAI")

16. COMMENT: Separate "Additional Information About the Funds" into principal and non-principal investment strategies. Confirm the principal strategies in the prospectus match the principal strategies in the SAI (page 2-3).

         RESPONSE: Registrant repeats the principal strategies from the prospectus in the SAI. Registrant will revise the principal strategies so the disclosure in the SAI is more brief. The disclosure in the SAI, however, is consistent with the prospectus. The principal strategies are repeated in the SAI in order to assist the shareholder in better understanding the non-principal strategies disclosed in the SAI.

17. COMMENT: In the Fundamental Investment Limitations section, item 2, we state that the Maryland Tax Exempt Bond and Tax Exempt Limited Maturity Bond Funds may invest in privately arranged loans in accordance with their investment objectives. In addition, add disclosure about privately arranged loans in the SAI and state whether it is a principal strategy.

         RESPONSE: The reference will be changed from "privately arranged loans" to "private placement." Disclosure about private placements is in the SAI under "Illiquid Securities." The Funds do not currently invest in private placements but may do so. It is not a principal strategy



                                    * * * * *

         Registrant hereby acknowledges that: (i) Registrant is responsible for the adequacy and the accuracy of the disclosure in filings related to the matters addressed in this letter; (ii) comments of the SEC staff or changes to disclosure in response to SEC staff comments in the filings reviewed by the SEC staff do not foreclose the Commission from taking any action with respect to such filings; and (iii) Registrant may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws.

         Please call the undersigned at (215) 988-2867 with any questions concerning the foregoing.

                                             Sincerely yours,


                                             /s/ Michelle Lombardo
                                             ---------------------
                                             Michelle Lombardo

MML/ss

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